[Letterhead of Luse Gorman Pomerenk and Schick]

(202) 274-2037	lspaccasi@luselaw.com

May 4, 2010

Mr. Todd K. Schiffman

Assistant Director

Securities Exchange Commission

Washington, D.C. 20549-3561

Re:	Peoples Federal Bancshares, Inc.
Peoples Federal Savings Bank 401(k) Plan
Registration Statement on Form S-1
Filed March 17, 2010
File No. 333-165525

Dear Mr. Schiffman:

On behalf of Peoples Federal Bancshares, Inc. (the “Company”), Peoples Federal MHC and Peoples Federal Savings Bank (collectively referred to as “Peoples”), we are filing this response to comments issued by the Securities Exchange Commission on April 14, 2010. To aid in your review we have repeated the staff’s comments in bold and provided a response below.

Please note the amended prospectus includes a “Recent Developments” section for the period ended March 31, 2010 and reflects amendments in response to comments issued by the Office of Thrift Supervision.

General

1.	In the next amendment, please include the graphics, maps, and related captions as they will appear in the prospectus, or provide us draft copies.

The requested disclosure has been provided in the amended registration statement.

Mr. Todd K. Schiffman

May 4, 2010

2.	Confirm that you will distribute this prospectus with each proxy statement distributed to depositors and borrowers who will vote on the plan of reorganization and stock issuance.

The staff is supplementally advised that the Company will distribute the prospectus with each proxy statement distributed to depositors and borrowers who are eligible to vote on the Plan of Conversion and Reorganization.

How We Intend to use the Proceeds From the Offering, page 10

3.

Please be as specific as possible regarding the intended uses of the net proceeds. Disclose any current plans, intentions or understanding concerning new branches, new lending or investment activities, establishing or acquiring other financial service providers, or other specific uses. Provide a timetable for any such plans. As your plans for use of proceeds solidify, please update the disclosure pursuant to Item 504 of Regulation S-K both here and in the main section, as appropriate.

Additional disclosure providing more specificity of the intended use of proceeds by the Company and Bank has been provided on pages 10 and 41 of the prospectus. As stated in the revised disclosure, the Company and Bank have not specifically determined the amounts of net proceeds it will utilize for many of the potential purposes listed. The staff is supplementally advised that the Company is aware of the requirements of Item 504 of Regulation S-K and will update the applicable disclosure as required.

How We Determined The Offering Range, page 4

4.

Please expand to briefly discuss the downward adjustment for marketing the shares that RP Financial considered in determining the value of the company. Provide corresponding and expanded disclosure in the main section.

The requested disclosure has been provided on pages 5 and 140 of the prospectus.

Mr. Todd K. Schiffman

May 4, 2010

Market for the Common Stock, page 33

5.	Please advise us of the status of your application for trading on the Nasdaq Capital Market.

The Company expects to receive approval on its Nasdaq Capital Market listing application prior to mailing its final printed prospectus. We will supplementally advise the staff of the date that the application is approved.

*   *   *   *

We believe the foregoing is responsive to the Staff’s comments. Please acknowledge receipt of the enclosures by date-stamping and returning the enclosed copy of this letter. Please direct any comments or questions to the undersigned at (202) 274-2037.

Sincerely,

/s/ Lawrence M.F. Spaccasi
Lawrence M.F. Spaccasi

cc:	William Schroeder, SEC-D.C.

Hugh West, SEC-D.C.

Jessica Livingston, SEC-D.C.

Maurice H. Sullivan, Jr., Peoples Federal Bancshares, Inc.

Thomas J. Leetch, Jr., Peoples Federal Bancshares, Inc.

Mary Mottram, Shatswell MacLeod & Company, P.C.

Steve Lanter, Esq., Luse Gorman Pomerenk & Schick, P.C.